Mail Stop 0305

      December 21, 2004


Gary L. Ferguson
Vice President and
Chief Financial Officer
650 Poydras Street
New Orleans, Louisiana 70130

Re:  	International Shipholding Corporation
      Form S-1; Amendment No. 2
      Filed December 10, 2004
      File No. 333-120161

Dear Mr. Ferguson:

      We have reviewed your submission and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please provide us with the artwork you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation
Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

Cautionary Notice Regarding Forward-Looking Statements, page ii

2. Please delete the next-to-last sentence in the last paragraph.
If
you are aware of material risk factors, you should discuss them in the risk factors section.

Capitalization, page 28

3. We note that the preferred stock to be offered is redeemable upon a change of control of the company. Redemption upon change of control is considered to be a "deemed liquidation event" that may be outside of the company`s control, making the associated security redeemable for purposes of Rule 5-02(28) of Regulation S-X. In this regard, please explain to us why your classification of preferred stock in stockholders` investment is appropriate. Refer to EITF D-98 for guidance.

Results of Operations-Nine Months Ended September 30, 2004

Gross Voyage Profit, page 34
Rail-Ferry Service, page 35

4. To the extent practicable, quantify the amount each of the reasons you cite contributed to the change in costs.

Customers and Cargo, page 50

5. Confirm that no customer, other than MSC, accounts for 10% or more of your revenues.

Exhibit 5.1

6. Delete the paragraph beginning with "In connection with the opinions expressed above" and ending with "affecting the validity of such Securities" as it is an inappropriate assumption.

7. We note that your opinion is limited to Louisiana and Delaware law. We remind you that with respect to the Convertible Notes, Counsel must opine on the laws of the state governing the indenture.

8. Either revise to delete the last sentence of the next-to-last paragraph or refile the opinion dated the date of effectiveness.

Closing

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions on the financial statements and related disclosure to Doug Jones at (202) 824-5368, or Michael Fay at
(202)
942-1907.  Direct any other questions to Hanna Teshome at (202)
942-
2975, or in her absence to me at (202) 942-1850.

								Sincerely,



								Max A. Webb
								Assistant Director



cc: via facsimile
L. Richards McMillian, II
Jones, Walker, Waechter, Poitevent,
Carrere & Denegre LLP
(504) 582-8012

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International Shipholding Corporation
December 21, 2004
Page 1